Exhibit (a)(5)(G)

EFiled: Jun 15 2015 05:50PM EDT Transaction ID 57404820 Case No. 11148-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

ABRAHAM GRINBERGER, On Behalf of Himself and All Others Similarly Situated,	) )
)
Plaintiff,	)
)
v.	)	Civil Action No.
)
GRAFTECH INTERNATIONAL LTD.,	)
RANDY W. CARSON, THOMAS A.	)
DANJCZEK, KAREN L. FINERMAN,	)
JOEL L. HAWTHORNE, DAVID R.	)
JARDINI, NATHAN MILIKOWSKY, M.	)
CATHERINE MORRIS, BROOKFIELD	)
ASSET MANAGEMENT, INC.,	)
BROOKFIELD CAPITAL PARTNERS	)
LTD., BCP IV GRAFTECH HOLDINGS	)
LP, and ATHENA ACQUISITION	)
SUBSIDIARY INC.,	)
)
Defendants.	)
)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Abraham Grinberger (“Plaintiff”), on behalf of himself and all others similarly situated, after an examination and inquiry conducted by and through his counsel, alleges the following for his Complaint:

NATURE AND SUMMARY OF THE ACTION

1. This is a stockholder class action brought by Plaintiff on behalf of himself and all other public stockholders of GrafTech International Ltd. (“GrafTech” or the “Company”) against GrafTech and its Board of Directors (the

“Board” or “Individual Defendants”), Brookfield Asset Management, Inc. (“BAM”), Brookfield Capital Partners Ltd. (“Brookfield Capital”), BCP IV GrafTech Holdings LP (“Purchaser”), and Athena Acquisition Subsidiary Inc. (“Acquisition Sub” and together with BAM, Brookfield Capital and Purchaser, “Brookfield”) (collectively, the “Defendants”).

2. This action arises from breaches of fiduciary duties, and/or aiding or abetting thereof, in connection with a proposed two-step transaction in which Brookfield will acquire GrafTech.

3. First, on May 4, 2015, GrafTech announced a definitive investment agreement, under which Brookfield will acquire $150 million of 7% convertible preferred shares of GrafTech in a private offering (the “Investment Agreement”). Pursuant to the Investment Agreement, convertible shares will be issued to Brookfield in two series: (1) Series A shares, which will be immediately convertible into GrafTech common shares equal to approximately 19.9% of the currently outstanding shares of GrafTech common stock, at a conversion price of $5.00 per common share, subject to customary anti-dilution adjustments; and (2) Series B shares, which will become convertible into common shares equal to approximately 2% of the currently outstanding shares upon approval by GrafTech stockholders.

4. Second, on May 18, 2015, GrafTech announced it entered into a definitive agreement and plan of merger dated May 17, 2015 (the “Merger Agreement”) with Brookfield, pursuant to which Brookfield will acquire up to all outstanding shares of GrafTech through a tender offer to be commenced by Purchaser (the “Tender Offer”), for $5.05 in cash for each share of GrafTech common stock (the “Offer Price”) for a total of approximately $691.8 million (the “Proposed Transaction”). The Tender Offer commenced on May 26, 2015, and will expire on July 7, 2015.

5. Although the Proposed Transaction is presented as an arm’s-length tender offer, the interlaced relationship between the Company’s directors and management reveals that the process preceding the recommendation to stockholders to accept Brookfield’s Tender Offer was not reasonable under the circumstances and failed to maximize stockholder value, that the stockholders do not have all material information necessary to assess the Proposed Transaction, and that the information stockholders do have is suspect.

6. Despite having the opportunity from the outset to canvass the market to determine what the best possible price could be for a sale of the Company, the Board instead chose to negotiate solely with Brookfield, a decision driven by the unique interests of certain directors and officers. For the second consecutive year, the Board faced a proxy battle led by Company director Nathan Milikowsky (“Milikowsky”) and his affiliates, which collectively own approximately 11.2% of the Company’s outstanding shares in addition to $200 million in debt (the “Milikowsky Group”). Eager to end the Milikowsky Group’s campaign to replace management and oust the Board, the Board agreed to a shotgun marriage with Brookfield.

7. Unfortunately for the Company’s public stockholders, the Board gave control of the Company away for a meager 1% change of control premium. Heightening stockholders’ concerns, the Offer Price is well below analyst price targets for the Company’s stock of $7.00 and $7.50 per share, and considerably below the Company’s reported book value per share of $6.73.

8. Moreover, on May 26, 2015, the Company filed and disseminated to stockholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “14D-9”) with the U.S. Securities and Exchange Commission (“SEC”). The 14D-9 fails to disclose critical information regarding the flawed process leading up to the signing of the Merger Agreement, potential conflicts of interest on the part of the Company’s financial advisor, J.P. Morgan Securities LLC (“J.P. Morgan”), and the financial valuation analyses supporting the fairness opinion provided by J.P. Morgan. As a result, the 14D-9 misrepresents and fails to disclose material information necessary for the Company’s public stockholders to make an informed decision as to whether the Offer Price is fair and whether to tender their shares of Company stock in the Tender Offer or seek appraisal if the Proposed Transaction is consummated.

9. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, to recover damages resulting from the Individual Defendants’ violations of their fiduciary duties.

THE PARTIES

10. Plaintiff is, and was at all times relevant hereto, a stockholder of GrafTech.

11. GrafTech, a Delaware corporation, manufactures and sells graphite and carbon material science-based solutions. GrafTech’s corporate headquarters are located at Park Center Drive I, Suite 300, Independence, OH 44131. Its common stock is traded on the New York Stock Exchange (“NYSE”) under the symbol “GTI.” 12. Defendant Randy W. Carson (“Carson”) has served as a member of the Board since 2009 and as Chairman of the Board since June 2014.

13. Defendant Thomas A. Danjczek (“Danjczek”) has served as a member of the Board since May 2014.

14. Defendant Karen L. Finerman (“Finerman”) has served as a member of the Board since May 2014.

15. Defendant Joel L. Hawthorne (“Hawthorne”) has served as a member of the Board, GrafTech’s Chief Executive Officer (“CEO”), and President since January 2014. Defendant Hawthorne joined the Company as a Director of Investor Relations in August 1999 and has held various positions, including serving as Vice President and President, Engineered Solutions from March 2011 until January 2014.

16. Defendant David R. Jardini (“Jardini”) has served as a member of the Board since May 2014.

17. Defendant Milikowsky has served as a member of the Board since May 2014 and previously served as a member of the Board from December 2010 until March 2013.

18. Defendant M. Catherine Morris (“Morris”) has served as a member of the Board since May 2014.

19. Defendants set forth in paragraphs 12 to 18 are referred to herein as the “Board” or the “Individual Defendants.” By virtue of their positions as directors and/or officers of GrafTech, the Individual Defendants are in a fiduciary relationship with Plaintiff and the other public stockholders of GrafTech.

20. Each of the Individual Defendants at all relevant times had the power to control and direct GrafTech to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of Plaintiff and all GrafTech stockholders.

21. Each of the Individual Defendants owes fiduciary duties of loyalty, good faith, due care, and full and fair disclosure to Plaintiff and the other members of the Class. The Individual Defendants are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

22. The Company’s public stockholders must receive the maximum value for their shares through the Proposed Transaction. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated, and are continuing to violate, the fiduciary duties they owe to Plaintiff and the Company’s other public stockholders, due to the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

23. Defendant BAM is a global alternative asset manager engaged in (among other activities) managing and making investments in property, renewable energy, infrastructure and private equity with over $200 billion in assets under management. BAM is a Canadian asset management company that maintains its principal place of business at Suite 300, Brookfield Place, 181 Bay Street, P.O. Box 762, Toronto, Canada M5J2T3. Its common stock is traded on the NYSE under the symbol “BAM,” on the Toronto Stock Exchange under the symbol “BAM.A,” and on the Euronext exchange under the symbol “BAMA.”

24. Defendant Brookfield Capital, an indirect wholly-owned subsidiary of Defendant BAM, is part of the private equity platform of BAM.

25. Defendant Purchaser is a Delaware limited partnership controlled by Brookfield Capital, which was formed for the purpose of the Tender Offer.

26. Defendant Acquisition Sub is a Delaware corporation controlled by Brookfield Capital, which was formed for the purpose of the Tender Offer. Upon completion of the Proposed Transaction, Acquisition Sub will merge into the Company and cease its separate corporate existence.

CLASS ACTION ALLEGATIONS

27. Plaintiff brings this action, pursuant to Court of Chancery Rule 23, individually and on behalf of all holders of the common stock of GrafTech, and their successors in interest, who have been and will be harmed by the wrongful conduct of the Defendants as alleged herein (the “Class”). The Class excludes Defendants, and any person, firm, trust, corporation or other entity related to, affiliated with, or controlled by any of the Defendants, as well as the immediate families of the Defendants.

28. This action is properly maintainable as a class action.

29. The Class is so numerous that joinder of all members is impracticable. As of May 22, 2015, the total number of issued and outstanding GrafTech shares was 137,240,008. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

30. Questions of law and fact exist that are common to the Class, including, among others: (i) whether Defendants have breached their fiduciary duties owed to Plaintiff and the Class and/or aided and abetted such breaches; and (ii) whether Defendants will irreparably harm Plaintiff and the other members of the Class if Defendants’ conduct complained of herein continues.

31. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

32. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

33. Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Background of the Company

34. GrafTech is a leading manufacturer of graphite electrodes used in the production of steel and graphite parts used in electronics. The Company operates in two divisions: (1) Industrial Materials and (2) Engineered Solutions.

35. GrafTech’s Industrial Materials division manufactures products focused on global steel demand. These products include:

•	graphite electrodes, which are used to melt scrap iron and steel in electronic arc furnaces (“EAF”), as well as other ferrous and non-ferrous melting applications, including steel refining, fused materials, chemical processing, and alloy metals;

•	needle coke products, the primary raw material needed in the manufacture of graphite electrodes; and

•	refractory products, installed to protect the walls and bottoms of blast and submerged arc furnaces due to their ability to withstand extreme conditions.

According to the Company’s Form 10-K Annual Report filed with the SEC on March 2, 2015 (the “2014 Annual Report”), the worldwide sales for products serviced by GrafTech’s Industrial Materials group was approximately $5 billion in 2014, representing approximately 77% of the Company’s consolidated net sales for the year.

36. GrafTech’s Engineered Solutions division, the Company’s smaller, but growing division, leverages GrafTech’s graphite expertise to penetrate high-growth markets. The Company’s Engineered Solutions products include:

•	advanced graphite materials, highly engineered synthetic graphite products used in many areas, including transportation, alternative energy, metallurgical, chemical, and oil and gas exploration;

•	advanced composite materials, highly engineered carbon products primarily used in the aerospace and defense industries;

•	advanced electronics technologies, including electronic thermal management solutions, fuel cell components, and sealing materials; and

•	advanced materials which use carbon and graphite powders as components or additives in a variety of industries, including metallurgical processing, battery and fuel cell components, and polymer additives.

According to the 2014 Annual Report, the Engineered Solutions segment had sales $245.2 million in 2014, representing approximately 23% of the Company’s consolidated net sales for the year.

The Flawed Sales Process

The 2010 Acquisitions and Milikowsky’s Ouster

37. On November 30, 2010, the Company acquired C/G Electrodes LLC (“C/G”) and the portion of Seadrift Coke L.P. (“Seadrift”) not previously owned by GrafTech for $232 million in cash, $200 million in non-interest bearing five year Senior Subordinated Notes (the “Senior Subordinated Notes”), and 24 million shares of GrafTech common stock for an aggregate of $692 million (the “2010 Acquisitions”). In connection with the 2010 Acquisitions, Defendant Milikowsky, general partner and majority owner of both C/G and Seadrift, was named to GrafTech’s Board. In addition, GrafTech agreed to nominate Defendant Milikowsky or his representative for re-election to the Board so long as the Milikowsky Group continued to hold at least 12 million shares of Company stock.

38. Apparently Milikowsky was unhappy with the Company’s performance. According to a January 23, 2014 New York Times article entitled “Behind Staid Steel, a Percolating Boardroom Drama,” Milikowsky felt the Company was underperforming and in early 2012 began a campaign to confront GrafTech management. Then, in May 2012, a formerly passive investor, Samlyn Capital (“Samlyn”), began inquiring into the Company’s operations, echoing Milikowsky’s criticisms. The Company suspected an insider was leaking information to Samlyn. In September 2012, the Board appointed a committee of independent directors and an independent investigatory counsel to conduct a thorough investigation into the alleged leaks. Following the investigation, in March 2013, investigatory counsel reported there was evidence Defendant Milikowsky had leaked the confidential information. Although the Milikowsky Group continued to hold 15 million shares, Defendant Milikowsky was not nominated or re-elected to the Board at the 2013 annual stockholder meeting. Defendant Milikowsky claimed he was not nominated because he criticized management and former CEO Craig S. Shular (“Shular”).

The Rationalization Plan

39. During this time, the Company faced significant headwinds as the steel industry was slow to recover from the 2008 recession. A slowdown in China coupled with weak macroeconomic conditions in Europe led to an increase in imports from Russia and China. In addition, the Chinese government heavily invested in industrial expansion, resulting in increased production of higher quality graphite electrodes, and favorable Chinese currency policies led to increased pricing competition from China.

40. As a result, on October 31, 2013, the Company announced an initiative to improve operating efficiencies and global competitiveness (the “Rationalization Plan”). The Company’s press release set forth the following bullets summarizing the plan:

•	Initiatives will improve operational efficiencies and global competitiveness of our business model, with a targeted $75 million in annual cost savings ($35 million in 2014)

•	Initiatives expected to be largely complete by the end of the second quarter of 2014

•	Supply chain efficiencies expected to yield $100 million of cash flow from inventory improvement

•	Global workforce reduction targeted at approximately 20 percent

The 2014 Proxy Fight

41. On January 8, 2014, Defendant Milikowsky and his brother Daniel Milikowsky announced their intention to engage with the Board, management, and other stockholders regarding, among other things, the composition of the Board and the Company’s strategic plans, and the potential for a proxy contest.

42. Then, on January 21, 2014, the Company announced Shular’s retirement as CEO and President, effective immediately. The Board appointed Defendant Hawthorne as CEO and President, and elected him as a director. According to the January 23, 2014 New York Times article, Defendant Milikowsky called Shular’s retirement and the promotion of Hawthorne “a good first step in the fundamental turnaround that is necessary to save the company and increase shareholder value.”

43. A shake-up in management was not enough for Milikowsky, however. On January 23, 2014, Defendant Milikowsky and the Milikowsky Group indicated its intent to nominate five candidates for election to the Board at the Company’s 2014 annual stockholder meeting. Despite the Board’s willingness to negotiate with the Milikowsky Group, Milikowsky was on a mission to redeem himself and regain his position on the Board. Following a contentious proxy fight, the Milikowsky Group successfully placed three directors on the Board at the Company’s May 15, 2014 annual stockholder meeting – Defendants Milikowsky, Finerman, and Jardini (the “Milikowsky Group Directors”).

Milikowsky Attempts to Force His Agenda on the Company

44. Immediately following their election to the Board, the Milikowsky Group Directors began a campaign to impose a commodity-driven strategy aimed at maximizing the Milikowsky Group’s own-short term gain, to the detriment of the long-term goals of the Company. According to preliminary proxy statement filed by the Company on March 22, 2015 in connection with the 2015 annual stockholder meeting, over the next several months, the Milikowsky Group Directors each lobbied “for a commercial strategy to increase the Company’s market share by focusing on the commodity aspects of the graphite-electrode business and pricing practices similar to those of low-cost industry participants.” The Milikowsky Group Directors insisted that the Company’s stockholders had given an electoral mandate to their strategy. Although the remaining Board members addressed the Milikowsky Group Directors’ concerns, they did not buckle under the Milikowsky Group Directors’ pressure to abandon the Company’s strategic goals.

45. Unable to persuade the other directors, the Milikowsky Group Directors shifted gears, pushing forward with a new objective to replace management. Throughout July and August, Defendant Milikowsky urged that Hawthorne and the other members of management be terminated and replaced immediately. In July, Milikowsky proposed that Jardini replace Milikowsky as President and CEO. Then, Defendant Milikowsky decided he should replace Defendant Hawthorne himself. Although Finerman proposed this to the Board in September, and Milikowsky reiterated Finerman’s proposal again in November, Defendant Milikowsky was repeatedly shot down. The Board similarly remained steadfast against the Milikowsky Group Director’s purported mandate to implement a commodity-driven strategy. At the same time, Defendant Jardini sought to destabilize the Board, designating himself for a newly created “Chief Restructuring Officer” role reporting directly to the Board.

Management’s Cost-Cutting Initiatives

46. At the same time, the Hawthorne-led Board took on an aggressive restructuring plan. On July 23, 2014, the Company issued a press release announcing additional initiatives to increase global competitiveness, reduce cost, and improve profitability. The press release stated, in pertinent part:

•	GrafTech recognizes an estimated non-cash impairment charge of $126 million due to recent changes in the competitive environment impacting the Engineered Solutions segment’s advanced graphite materials business

•	New initiatives to rationalize Engineered Solutions product line expected to generate $18 million in annual cost savings at a total cost of approximately $24 million

•	Continued review across all aspects of business underway for additional cost savings

•	Industrial Materials rationalization plan substantially complete, on target to achieve $75 million in annual savings

•	Cumulative impact of announced initiatives expected to generate over $90 million in annual cost savings when fully implemented

47. Shortly thereafter, on September 23, 2014, the Company announced an additional $30 million in cost-savings actions. The press release stated, in part:

PARMA, Ohio—(BUSINESS WIRE)—Sep. 23, 2014—GrafTech International Ltd. (NYSE:GTI) announced today that it has concluded another phase of its on-going company-wide cost savings assessment. As a result, GrafTech has identified approximately $30 million in cost-savings actions, in addition to the more than $90 million in annual cost savings identified over the past year.

These actions include changes to the Company’s operating and management structure in order to streamline, simplify and decentralize the organization. The Company believes that these enhancements will allow GrafTech to work more closely with its customers, drive greater accountability at the local level and respond even more efficiently to changing market dynamics. In addition, GrafTech will redesign its research and development function and downsize the Company’s corporate functions.

Milikowsky Leverages the Senior Subordinated Notes

48. Undismayed, Defendant Milikowsky turned to alternative means to manipulate the Board – by leveraging the $200 million Senior Subordinated Notes due to mature in November 2015, which were held entirely by Milikowsky, his associates, and persons connected with him, including $7.3 million in Senior Subordinated Notes held by Jardini. At the December 16, 2014 Board meeting, following questions of liquidity and a second proxy fight, Milikowsky indicated he would forego a proxy contest if the Board immediately appointed two directors identified by his legal counsel and created an operating committee of the Board with effective control over all Company operational decisions and stakeholder communications. In turn, Milikowsky would extend the maturity of the Senior Subordinated Notes so long as he was satisfied with management, ensuring his control over the Company.

49. The Board did not capitulate to Milikowsky. The Board continued to pursue a compromise, but would not give Milikowsky a majority of the Board (and effective control of the Company without paying a control premium to stockholders). Putting further pressure on the Board, on January 23, 2015, Milikowsky formally notified the Board of his intent to nominate seven director candidates to the Board (the “Milikowsky Control Slate”).1 Defendant Milikowsky continued to use the Senior Secured Notes as a negotiating chip. In a February 11, 2015 letter2 to Defendant Carson, Milikowsky submitted a proposed term sheet for an amendment to the Senior Subordinated Notes “subject to [the Milikowsky Group] being appropriately satisfied with the go-forward management and Board.” In the same letter, Defendant Milikowsky further pressed for Defendant Hawthorne to be replaced, proposing that he, Defendant Jardini, or Milikowsky Control Slate nominee Carr “would be terrific in the interim CEO role.”

[1]	The Milikowsky Control Slate included Defendants Milikowsky, Jardini, and Finerman along with Frederic Brace, Alan Carr (“Carr”), Michael Christodolou, and Fiona Scott Morton.
[2]	Defendant Milikowsky filed an amendment to a Schedule 13D statement of beneficial ownership with the SEC on February 12, 2015, which included his February 11, 2015 letter to Defendant Carson as Exhibit 1.

50. The Board soon took the wind out of Milikowsky’s sails, however, securing alternative financing to repay the Senior Subordinated Notes. On March 2, 2015, the Company publicly announced it amended its revolving credit facility, providing the Company access to a $400 million revolver, and established a new $40 million senior secured term loan facility. According to the Company’s press release, “[t]he primary purpose of the credit facility amendment and the term loan facility is to further enhance GrafTech’s capital structure and to provide more than ample liquidity to repay its $200 million senior subordinated notes due in November 2015 while comfortably funding its ongoing operations and initiatives.” (Emphasis added).

51. Good news continued for the Company’s stockholders. Also on March 2, 2015, the Company announced positive fourth quarter (“4Q”) and year end 2014 financial results. GrafTech reported 4Q 2014 adjusted net income of $0.06 per share, beating analysts’ estimates by $0.13, and revenue of $259.87 million, beating analysts’ forecasts by $2.57 million. In addition, the Company reported EBITDA excluding special charges of 37 million – a 13% increase over 4Q 2013 and a 55% increase over the third quarter of 2014. During the March 2, 2015 earnings call, Defendant Hawthorne attributed this significant EBITDA improvement to the Company’s actions to “improve the cost structure and increase efficiency across [its] global platform.”

Brookfield Capitalizes on the Disjointed Board and the Board Capitulates

52. Following Defendant Milikowsky’s public attempt to use the Senior Subordinated Notes as leverage to overthrow Company management and the Board, Brookfield sought to capitalize on the Board’s vulnerability and step in as a “white knight” with an alternative source of financing for the Senior Subordinated Notes. On February 11, 2015, Brookfield contacted Defendant Danjczek, indicating it was interested in refinancing the Senior Subordinated Notes.

53. Unfortunately for GrafTech’s public stockholders, the Board took the easy out. Despite the Company’s “ample liquidity” to repay the Senior Subordinated Notes and positive trajectory following management’s cost-cutting, over the next three weeks, the Company Board agreed to a shotgun marriage with Brookfield. The benefits for the Board were two-fold. The Milikowsky Group Directors, having failed to achieve any of their objectives to date, achieved instant liquidity, with the Milikowsky Group receiving full payment for the Senior Subordinated Notes and reimbursement for expenses related to the 2014 proxy fight. The remaining Board members saved face, bringing an end to the Milikowsky Group’s campaign. GrafTech’s public stockholders were not so lucky. After taking no steps to inform itself what the market would bear for the Company before signing the Investment Agreement and Merger Agreement, the Board “negotiated” a meager 1% change in control premium for GrafTech’s public stockholders.

54. On March 6, 2015, Brookfield met with Hawthorne and certain members of Company management. Brookfield indicated interest in offering the Company a $100 million convertible note to help refinance the Senior Subordinated Notes, conditioned on Brookfield being given representation on the Board proportionate to its investment. Defendant Hawthorne indicated the Company “had a solid capital structure, particularly in light of a recent credit agreement amendment to add liquidity through covenant modifications and the addition of a $40 million term loan facility.” Three days later, on March 9, 2015, Brookfield called Hawthorne and informed him that Brookfield might be interested in acquiring the Company.

55. On March 18, 2015, Brookfield sent Hawthorne an expression of interest including an all cash proposal at a price range of between $5.00 and $5.25 per share, among other things.

56. On April 14, 2015, Brookfield sent the Company a non-binding indication of interest regarding a purchase of $150 million of convertible preferred stock and a proposed tender offer for up to 100% of the Company’s shares at a purchase price of $5.00 per share.

57. At an April 22, 2015 Board meeting, the Board determined to make a counter-proposal at a price of $5.75 per share. On April 25, 2015, Brookfield informed the Company it was willing to increase its purchase price to $5.05 per share. Despite demanding $5.75 only six days earlier, at the April 28, 2015 Board meeting, the Board determined that $5.05 per share – a $0.05, or 1% premium to Brookfield’s $5.00 per share price under the Investment Agreement – was acceptable. The Company executed letters of intent with Brookfield on April 29, 2015 (the “Letters of Intent”), and shortly thereafter executed the Investment Agreement on May 4, 2015 and the Merger Agreement on May 17, 2015.

The Proposed Transaction

58. On May 18, 2015, GrafTech issued a press release announcing the Proposed Transaction. The press release stated, in pertinent part:

INDEPENDENCE, Ohio – May 18, 2015 – GrafTech International Ltd. (NYSE:GTI) (“GrafTech” or the “Company”) today announced it has entered into a definitive agreement and plan of merger with an affiliate of Brookfield Asset Management Inc. (NYSE: BAM) (TSX: BAM.A) (Euronext: BAMA) (“Brookfield”) under which Brookfield will commence a tender offer to acquire up to all of the outstanding shares of GrafTech common stock. The definitive agreement was unanimously approved by GrafTech’s Board of Directors and follows the letter of intent announced by GrafTech on April 29, 2015. Holders of approximately 11% of the outstanding shares of GrafTech common stock, including GrafTech director Nathan Milikowsky, have agreed to support the transaction and tender their shares in the tender offer. Under the terms of the agreement, Brookfield will commence a tender offer to purchase up to all of the outstanding shares of GrafTech common stock at a purchase price of $5.05 per share, representing a premium of 26% over the average closing price of the Company’s common shares during the 60 trading days ended April 28, 2015. The tender offer is not subject to any financing conditions.

The tender offer is intended to provide GrafTech stockholders the option to choose immediate liquidity at a premium as described above or to participate in GrafTech as a stockholder following the closing of the tender offer (subject to the merger provisions described below) with the benefit of Brookfield sponsorship going forward. A stockholder might choose to accept a combination of both cash and continued ownership of GrafTech shares.

The Company believes that Brookfield has an exceptional track record sponsoring public companies in difficult underlying market conditions, including significant knowledge and experience in steel, mining and metals, and other industrial sectors.

Pursuant to the agreement, the tender offer will commence no later than May 26, 2015 and will expire at 12:00 midnight, New York City time, on July 7, 2015, unless extended in accordance with the terms of the agreement and the applicable rules and regulations of the Securities and Exchange Commission. Consummation of the tender offer is subject to certain conditions, including receipt of required regulatory approvals, the tender of a number of GrafTech shares that, together with any other shares then owned by Brookfield (including shares issuable upon conversion of the convertible preferred stock expected to be issued to Brookfield as previously announced), would represent at least 30% of the then outstanding shares plus shares issuable upon such conversion (the “minimum tender condition”), and other customary conditions. Assuming the convertible preferred stock is issued prior to the expiration of the tender offer, as of the date hereof, satisfaction of the minimum tender condition would require the tender of approximately 15% of the currently outstanding GrafTech shares.

If the number of GrafTech shares tendered, together with any other shares then owned by Brookfield (including shares issuable upon conversion of the convertible preferred stock expected to be issued to Brookfield as previously announced), would represent at least 80% of the then outstanding shares plus shares issuable upon such conversion (the “merger condition”), then the remaining outstanding GrafTech shares will be acquired in a merger transaction at the same price offered in the tender offer. Assuming the convertible preferred stock is issued prior to the expiration of the tender offer, as of the date hereof, satisfaction of the merger condition would require the tender of approximately 75% of the currently outstanding GrafTech shares.

The Offer Price is Inadequate

59. Despite the significant headwinds related to the steel industry, GrafTech management’s significant cost-cutting campaign has proven successful. Given the Company’s depressed stock price and positioning for future growth once the market revitalizes, the Proposed Transaction fails to adequately compensate GrafTech’s stockholders for the intrinsic value of the Company.

60. There are reasons to question the adequacy of the $5.05 Offer Price. First, Brookfield acquired approximately 20% of the Company for $5.00 per share via the Investment Agreement. The Offer Price represents a meager 1% control premium over the $5.00 per share consideration. Indeed, the Offer Price is a paltry 2% premium to the Company stock’s closing price of $4.95 on May 15, 2015, the last trading day before the Merger Agreement was announced. Indeed, on March 2, 2015, analysts at Sidoti & Company LLC (“Sidoti”) and Jefferies LLC (“Jefferies”) set price targets of $7.00 and $7.50 per share,3 respectively – well above the Offer Price. Furthermore, the $5.05 Offer Price is considerably below the Company’s reported book value per share of $6.73.

[3]	Following the April 29, 2015 Letter of Intent, the analysts at Sidoti and Jefferies reduced their price targets to $6.00 and $5.05, respectively.

61. Defendants agreed to the Proposed Transaction in breach of their fiduciary duties. Rather than face a proxy battle with the Milikowsky Group, the Board sought an easy out via a quick sale to Brookfield, forcing the Company’s public stockholders to accept an inadequate change of control premium, and potentially an inadequate Offer Price.

62. Moreover, while the Company’s public stockholders are likely being cashed out for the inadequate Offer Price, Company management and certain members of the Board have secured benefits for themselves. As a result of the Proposed Transaction, Company management and the Board members will receive an immediate payday as a result of the accelerated vesting of any unvested Company stock options and unvested restricted stock unit awards – benefits not available to the Company’s public stockholders. Notably, Defendant Hawthorne will receive an aggregate of approximately $2.9 million in cancelled stock options and restricted stock units.

63. Further, it appears Company management may be staying on board for the long term as part of the Proposed Transaction. While the 14D-9 fails to disclose the details of any employment agreements with Company management, in the April 29, 2015 press release announcing the Letters of Intent, Defendant Hawthorne commented on the “partnership” between Brookfield and GrafTech, stating:

Over the last eighteen months, we have taken deliberate steps to position the Company for the long term and believe this transaction is another example of our continued commitment to positioning the Company for success . . . . We are pleased to partner with Brookfield, which has a long and proven track record of success and has demonstrated confidence in our strategic plan and prospects. Brookfield shares our focus on executing a strategy that will allow GrafTech to manage through intensifying industry challenges in preparation for a cyclical upturn. While we continue to face considerable industry challenges, we have made significant progress in delivering differentiated products to customers, optimizing our portfolio and efficiently managing costs, and we are committed to achieving these objectives.

(Emphasis added).

64. Moreover, even if Company management does not continue with the post-merger Company, certain members of the Board and Company management will receive additional compensation if they are terminated in connection with the Proposed Transaction. Indeed, if Defendant Hawthorne is terminated in connection with the Proposed Transaction, he will be entitled to golden parachute payments totaling over $8.6 million.

The Unfair Deal Protection Devices

65. In addition to concerns regarding the inadequate Offer Price, the Merger Agreement features several provisions that work to preclude other bidders from stepping forward with a superior alternative offer. At best, these provisions place stockholders in an unfortunate position and, at worst, question the impartiality of the Board members in the negotiation process.

66. First, the Proposed Transaction is structured as a two-step transaction in which Brookfield first acquired an approximately 20% ownership in the Company and will acquire the remaining interest through the Tender Offer. The Investment Agreement raises a significant barrier to alternative bidders.

67. Section 6.2 of the Merger Agreement includes a purported go-shop provision. According to Section 6.2(a), the go-shop began on May 18, 2015, the date of the Merger Agreement, and will expire on the 35th calendar day thereafter. However, the go-shop is illusory.

68. First, Defendant Milikowsky and the Milikowsky Group have already pledged their support for the Proposed Transaction. As with the pre-merger “process,” the go-shop process will be influenced by conflicted directors who are incentivized for the Proposed Transaction to close as quickly as possible. The conflicted Board cannot effectively protect stockholders’ interests during the go-shop.

69. In addition, potential investors only have 35 days to conduct due diligence and make a bid within the go-shop period. Moreover, pursuant to Section 6.2(a) of the Merger Agreement, GrafTech must give Brookfield any non-public information provided to any third party that was not provided to Brookfield within twenty four hours of doing so. No later than one business day following the expiration of the go-shop period, GrafTech must notify Brookfield of the identity of each third party from whom the Company received a written acquisition proposal, the identity of the third parties making such acquisition proposals, and a written summary of the material terms of any acquisition proposal not made in writing. Then, the Company will have to pay Brookfield $7.5 million if it enters into a merger agreement with the other party, thereby requiring that the alternate bidder agree to pay a naked premium for the right to provide GrafTech stockholders with a superior offer. The termination fee increases to $20 million following the go-shop process.

70. Following the expiration of the go-shop, with the exception of an Excluded Party (as defined in the Merger Agreement), Section 6.2(b) of the Merger Agreement prohibits the Board members and any Company personnel from soliciting interest from other potential acquirers in order to attain a price in excess of the amount offered by Brookfield.

71. As a result of this web of protections for the Proposed Transaction, it is effectively locked up and the go-shop is mere window dressing. Ultimately, these unduly restrictive deal protection devices act in combination to restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The inclusion of these provisions in the Merger Agreement does not provide the Board an effective “fiduciary out” under the circumstances. These provisions foreclose any realistic chance that any potential bidders will express interest or make alternative bids in order to provide the needed market check on Brookfield’s inadequate offer.

The Materially Misleading 14D-9

72. Further breaching their fiduciary duties to the Company’s public stockholders, the Individual Defendants filed the materially misleading and incomplete 14D-9 with the SEC, which fails to disclose material facts to the Company’s public stockholders in contravention of the Board’s duty of disclosure. Without such information being disclosed before the closing of the Tender Offer (which is scheduled to expire at 12:00 Midnight, New York City time on Tuesday, July 7, 2015, unless extended), the public stockholders will be irreparably harmed by being forced to make a decision whether to tender their shares of stock in the Tender Offer or seek appraisal if the Proposed Transaction is consummated without the total mix of information being made available to them.

73. First, the 14D-9 fails to disclose material information regarding the flawed sale process that led up to the Proposed Transaction. For example, the 14D-9 fails to disclose the details of any discussions concerning the continued employment of GrafTech senior management following the consummation of the

Proposed Transaction, including the timing and parties involved in any such discussions. This information is material for GrafTech’s public stockholders to assess the credibility of the process the Board employed to sell the Company, the weight to give its decision-making process, and whether the Board obtained adequate value for the Company so GrafTech’s public stockholders can make an informed decision on the merits of the Proposed Transaction and whether they should seek appraisal if the Proposed Transaction is consummated.

74. Next, the 14D-9 fails to disclose material information concerning potential conflicts of interest regarding the Company’s financial advisor, J.P. Morgan. Specifically, the 14D-9 fails to disclose the contingent component of the fees J.P. Morgan will receive in connection with the Proposed Transaction. The 14D-9 states:

the Company has agreed to pay J.P. Morgan a fee of approximately $10.1 million (if the Purchaser acquires a majority of the capital stock of the Company) or $3.5 million (if the Purchaser acquires less than a majority of the capital stock of the Company) a substantial portion of which, in either case, will become payable only if the [Tender] Offer is consummated or the Purchaser acquires the Preferred Stock.

(Emphasis added). The 14D-9 also fails to disclose how much compensation J.P. Morgan received for all services rendered to GrafTech and Brookfield in the last two years. In addition, with respect to May 12, 2015 Board meeting, the 14D-9 fails to disclose how the Board resolved the potential issue with J.P. Morgan’s fairness opinion in light of J.P. Morgan’s policy “not to provide a fairness opinion where there is not an acquisition that creates a majority holder of the subject company’s outstanding shares.”

75. Finally, the 14D-9 fails to disclose key inputs and assumptions underlying J.P. Morgan’s fairness opinion and the various valuation analyses it performed in support of its opinion:

(a) With respect to the Public Trading Multiples analysis, the 14D- 9 fails to disclose: (i) the details of J.P. Morgan’s “complex considerations and judgments,” including how these affected its analysis; (ii) the individual implied per share equity values of each of the selected companies; and (iii) the inputs and assumptions used by J.P. Morgan to arrive at the selected multiple reference ranges used for the Company for 2015E FV/EBITDA and 2016E FV/EBITDA, respectively.

(b) With respect to the Selected Transaction Multiples, the 14D-9 fails to disclose: (i) the “complex considerations and judgments” undertaken by J.P. Morgan, and how these affected its selection of the Company’s multiple reference range of 8.0x to 10.0x for FV/LTM EBITDA; and (ii) the inputs and assumptions used by J.P. Morgan to calculate the FV/LTM EBITDA of the selected transactions.

(c) With respect to the Discounted Cash Flow Analysis, the 14D-9 fails to disclose: (i) the individual inputs and assumptions that J.P. Morgan used for the selection of discount rates of 10.5% to 12.5%; (ii) the individual inputs and assumptions that J.P. Morgan used for the selection of perpetual growth rates of 1.5% to 2.5%, as well as the justification for using a range that includes rates below the expected rate of inflation; (iii) the implied terminal pricing multiples corresponding to the assumed perpetuity growth raters; and (iv) how stock-based compensation was treated in the calculation of unlevered free cash flow.

76. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of GrafTech’s assets and business and will be prevented from obtaining the intrinsic value of their equity ownership of the Company.

77. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

78. Plaintiff and the other members of the Class are immediately threatened by the wrongs complained of herein, and lack an adequate remedy at law.

COUNT I

(Breach of Fiduciary Duties against the Individual Defendants)

79. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

80. As members of the Company’s Board, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of GrafTech’s net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance GrafTech’s value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public stockholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of GrafTech’s public stockholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of GrafTech; and (f) disclose all material information to the Company’s stockholders.

81. The Individual Defendants have breached their fiduciary duties to Plaintiff and the Class.

82. As alleged herein, the Individual Defendants have initiated a process to sell GrafTech that undervalues the Company. In addition, by agreeing to the Proposed Transaction, the Individual Defendants have capped the price of GrafTech at a price that does not adequately reflect the Company’s true value. The Individual Defendants also failed to sufficiently inform themselves of GrafTech’s value, or disregarded the true value of the Company. Furthermore, any alternate acquiror will be faced with engaging in discussions with a management team and Board that are committed to the Proposed Transaction. The Individual Defendants further breached their fiduciary duties to the Company’s public stockholders by failing to provide all material information necessary for them to make an informed decision whether to tender their shares in the Tender Offer or seek appraisal if the Proposed Transaction is consummated.

83. As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to Plaintiff and the other members of the Class, and will further a process that inhibits the maximization of stockholder value.

84. Plaintiff and the members of the Class have no adequate remedy at law.

COUNT II

(Aiding and Abetting the Board’s Breaches of Fiduciary Duties Against Brookfield)

85. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

86. Defendant Brookfield knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, Brookfield obtained sensitive non-public information concerning GrafTech and thus had unfair advantages that are enabling it to pursue the Proposed Transaction, which offers unfair and inadequate consideration.

87. As a result of this conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining fair consideration for their GrafTech shares.

88. Plaintiff and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment as follows:

A. Certifying this case as a class action, and certifying Plaintiff and his chosen counsel as Class representatives;

B. Enjoining Defendants and all those acting in concert with them from consummating the Tender Offer and/or the Proposed Transaction;

C. To the extent that the Proposed Transaction is consummated before this Court’s entry of final judgment, awarding rescissory damages;

D. Directing Defendants to account to Plaintiff and the Class for all damages suffered by them as a result of Defendants’ wrongful conduct;

E. Awarding Plaintiff the costs, expenses, and disbursements of this action, including all reasonable attorneys’ and experts’ fees and expenses; and

F. Awarding Plaintiff and the Class such other relief as this Court deems is just, equitable, and proper.

Dated: June 15, 2015		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
OF COUNSEL:		Jeremy J. Riley (#5791)
2 Righter Parkway, Suite 120
WEISSLAW LLP		Wilmington, DE 19803
Richard A. Acocelli		(302) 295-5310
Michael A. Rogovin
Kelly C. Keenan		Attorneys for Plaintiff
1500 Broadway, 16th Floor
New York, NY 10036
(212) 682-3025

EFiled: Jun 15 2015 05:50PM EDT Transaction ID 57404820 Case No. 11148-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

ABRAHAM GRINBERGER, On Behalf	)
of Himself and All Others Similarly	)
Situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No.
)
GRAFTECH INTERNATIONAL LTD.,	)
RANDY W. CARSON, THOMAS A.	)
DANJCZEK, KAREN L. FINERMAN,	)
JOEL L. HAWTHORNE, DAVID R.	)
JARDINI, NATHAN MILIKOWSKY, M.	)
CATHERINE MORRIS, BROOKFIELD	)
ASSET MANAGEMENT, INC.,	)
BROOKFIELD CAPITAL PARTNERS	)
LTD., BCP IV GRAFTECH HOLDINGS	)
LP, and ATHENA ACQUISITION	)
SUBSIDIARY INC.,	)
)
Defendants.	)

AFFIDAVIT AND VERIFICATION OF ABRAHAM GRINBERGER

PURSUANT TO COURT OF CHANCERY RULES 23(aa) AND 3(aa)

STATE OF NEW JERSEY	)
	)	ss.:
COUNTY OF OCEAN	)

I, ABRAHAM GRINBERGER, duly affirm and hereby state as follows:

1. My name is Abraham Grinberger. I make this Affidavit and Verification pursuant to Court of Chancery Rules 23(aa) and 3(aa) in connection with the filing of a Verified Class Action Complaint (the “Complaint”) in the above-captioned action.

2. I currently hold shares of GrafTech International Ltd. and have held such shares continuously throughout the wrongs alleged in the Complaint.

3. I have retained the law firm of WeissLaw LLP in connection with this litigation. I have reviewed and authorized the filing of the Complaint against the defendants in this action. I am familiar with the allegations of the Complaint.

4. I verify that I have reviewed the foregoing Complaint and that the allegations as to myself and my own actions are true and correct and all other allegations upon information and belief are true and correct.

5. Neither myself, nor anyone else affiliated with myself, has received, been promised or offered, and will not accept any form of compensation, directly or indirectly, for prosecuting or serving as a representative party in this action except for (i) such damages or other relief as the Court may award me as a member of the Class; (ii) such fees, costs or other payments as the Court expressly approves to be paid to or on my behalf; or (iii) reimbursement, paid by my attorneys, of actual and reasonable out-of-pocket expenses incurred by myself directly in connection with prosecution of this action.

2

I make this Affidavit and Verification under penalty of perjury that the foregoing is true and correct.

Executed this 14 day of June, 2015.

/s/ Abraham Grinberger
Abraham Grinberger

AFFIRMED TO AND SUBSCRIBED

before me this 14 day of June, 2015.

Notary Public

My Commission Expires:

3

EFiled: Jun 15 2015 05:50PM EDT Transaction ID 57404820 Case No. 11148-

June 15, 2015

VIA LEXISNEXIS FILE & SERVEXPRESS

Register In Chancery

New Castle County Courthouse

500 North King Street

Wilmington, DE 19801

Re: Grinberger v. GrafTech International Ltd., C.A. No. Unassigned

Dear Sir/Madam:

I write on behalf of plaintiff in the above-captioned action to respectfully request that the Register in Chancery issue summonses for the parties listed below via special process server, DLS Discovery LLC, pursuant to Court of Chancery Rule 4(c).

GrafTech International Ltd.	Randy Carson
c/o The Corporation Trust Company	c/o GrafTech International Ltd.
Corporation Trust Center	(Pursuant to 10 Del. C. § 3114)
1209 Orange Street	c/o The Corporation Trust Company
Wilmington, DE 19801	Corporation Trust Center
1209 Orange Street
Wilmington, DE 19801

Register in Chancery
June 15, 2015

Thomas A. Danjczek	Karen Finerman
c/o GrafTech International Ltd.	c/o GrafTech International Ltd.
(Pursuant to 10 Del. C. § 3114)	(Pursuant to 10 Del. C. § 3114)
c/o The Corporation Trust Company	c/o The Corporation Trust Company
Corporation Trust Center	Corporation Trust Center
1209 Orange Street	1209 Orange Street
Wilmington, DE 19801	Wilmington, DE 19801

Joel L. Hawthorne	David R. Jardini
c/o GrafTech International Ltd.	c/o GrafTech International Ltd.
(Pursuant to 10 Del. C. § 3114)	(Pursuant to 10 Del. C. § 3114)
c/o The Corporation Trust Company	c/o The Corporation Trust Company
Corporation Trust Center	Corporation Trust Center
1209 Orange Street	1209 Orange Street
Wilmington, DE 19801	Wilmington, DE 19801

Nathan Milikowsky	M. Catherine Morris
c/o GrafTech International Ltd.	c/o GrafTech International Ltd.
(Pursuant to 10 Del. C. § 3114)	(Pursuant to 10 Del. C. § 3114)
c/o The Corporation Trust Company	c/o The Corporation Trust Company
Corporation Trust Center	Corporation Trust Center
1209 Orange Street	1209 Orange Street
Wilmington, DE 19801	Wilmington, DE 19801

Brookfield Asset Management Inc.	BCP IV GrafTech Holdings LP
c/o National Corporate Research	c/o Corporation Service Company
615 S. Dupont Highway	2711 Centerville Road, Suite 400
Dover, DE 19901	Wilmington, DE 19808

Athena Acquisition Subsidiary Inc. c/o Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, DE 19808

Register in Chancery
June 15, 2015

Thank you for your assistance. If you require any additional information, please do not hesitate to call.

Respectfully,

/s/ Brian D. Long

Brian D. Long (#4347)

BDL/ac

EFiled: Jun 15 2015 05:50PM EDT Transaction ID 57404820 Case No. 11148-

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 3(A)

OF THE RULES OF THE COURT OF CHANCERY

The information contained herein is for the use by the Court for statistical and administrative purposes only. Nothing stated herein shall be deemed an admission by or binding upon any party.

1. Caption of Case: Abraham Grinberger, On Behalf of Himself and All Others Similarly Situated, Plaintiff, v. GrafTech International Ltd., Randy Carson, Thomas A. Danjczek, Karen Finerman, Joel L. Hawthorne, David R. Jardini, Nathan Milikowsky, M. Catherine Morris, Brookfield Asset Management, Inc., Brookfield Capital Partners Ltd., BCP IV GrafTech Holdings LP, and Athena Acquisition Subsidiary Inc., Defendants.

2. Date Filed: June 15, 2015

3. Name and address of counsel for plaintiff(s): Seth D. Rigrodsky (#3147), Brian D. Long (#4347), Gina M. Serra (#5387), Jeremy J. Riley (#5791), Rigrodsky & Long, P.A., 2 Righter Parkway, Suite 120, Wilmington, DE 19803, (302) 295-5310

4. Short statement and nature of claim asserted: Stockholder class action for breach of fiduciary duties

5. Substantive field of law involved (check one):

☐ Administrative law	☐ Labor law	☐ Trusts, Wills and Estates
☐ Commercial law	☐ Real Property	☐ Consent trust petitions
☐ Constitutional law	☐ 348 Deed Restriction	☐ Partition
☒ Corporation law	☐ Zoning	☐ Rapid Arbitration (Rules 96,97)
☐ Trade secrets/trade mark/or other intellectual property		☐ Other

6. Related cases, including any Register of Wills matters (this requires copies of all documents in this matter to be filed with the Register of Wills): C.A. No. 11086-VCL; C.A. No. 11096-VCL; C.A. No. 11125-VCL

7. Basis of court’s jurisdiction (including the citation of any statute(s) conferring jurisdiction):

10 Del. C. §3114; 10 Del. C. §341

8. If the complaint seeks preliminary equitable relief, state the specific preliminary relief sought.

9. If the complaint seeks a TRO, summary proceedings, a Preliminary Injunction, or Expedited Proceedings, check here ☐. (If #9 is checked, a Motion to Expedite must accompany the transaction.)

10. If the complaint is one that in the opinion of counsel should not be assigned to a Master in the first instance, check here and attach a statement of good cause.  ☒

/s/ Brian D. Long (#4347)

Signature of Attorney of Record & Bar ID

STATEMENT OF GOOD CAUSE

This proceeding is brought under Rule 23 of the Rules of the Court of Chancery. It is the opinion of counsel for plaintiff, Abraham Grinberger, that this action should not be assigned to a Master in the first instance. This action may require the immediate attention of the Court and may require expedited proceedings and, therefore, should proceed directly before the Chancellor or a Vice Chancellor.

Dated: June 15, 2015		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
Jeremy J. Riley (#5791)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
(302) 295-5310

Attorneys for Plaintiff